Exhibit 1

COOPERATION AGREEMENT

This Cooperation Agreement dated April 8, 2015 (the “Agreement”) is by and between Philadelphia Financial Management of San Francisco, LLC (“Philadelphia Financial”), Justin Hughes, and Voce Capital Management LLC (“Voce”) (each of Philadelphia Financial, Mr. Hughes and Voce, a “Stockholder” and together, the “Stockholder Group”) and Investment Technology Group, Inc. (the “Company”). In consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Representations and Warranties of the Company. The Company represents and warrants to the Stockholder Group that this Agreement has been duly authorized, executed and delivered by the Company, and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

2. Representations and Warranties of the Stockholder Group. Each of the Stockholders represents and warrants to the Company that this Agreement has been duly authorized, executed and delivered by such Stockholder, and is a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms. Each of the Stockholders represents and warrants to the Company that it and its Affiliates and Associates (as such terms are hereinafter defined) (i) are the “beneficial owners” (as such term is hereinafter defined) of the number of shares of the Company’s common stock (“Shares”) and Derivative Instruments (as such term is hereinafter defined) as set forth on Exhibit A hereto with respect to such Stockholder and its Affiliates and Associates, (ii) do not beneficially own, or have any rights, options or agreements to acquire or vote, any other Shares or Derivative Instruments, and (iii) do not beneficially own, or have any rights, options or agreements to acquire, any indebtedness of the Company. Philadelphia Financial represents and warrants to the Company that it is the general partner of Boathouse Row I, L.P. and Boathouse Row II, L.P. and the investment advisor to Boathouse Row Offshore Ltd. and OC 532 Offshore Ltd, it has sole power to acquire, dispose of and vote the Shares and Derivative Instruments identified on Exhibit A as beneficially owned by it or its Affiliates and Associates, and it has the ability to and shall cause each of such entities to comply with the terms of this Agreement. Voce represents and warrants to the Company that it is the sole managing member of Voce Capital Management and has sole power to acquire, dispose of and vote the Shares and Derivative Instruments identified on Exhibit A as beneficially owned by it or its Affiliates and Associates, and it has the ability to and shall cause each of such entities to comply with the terms of this Agreement.

3. Board Nomination.

(a) In accordance with the Company’s organizational documents and applicable law, the Company agrees that the Board of Directors of the Company (the “Board”) will, no later than five (5) business days following the execution of this Agreement, expand the size of the Board and appoint R. Jarrett Lilien (the “New Nominee”) to the Board to serve as a director of the Company, include the New Nominee in the Company’s slate of recommended director candidates for election to the Board at the 2015 Annual Meeting, and solicit proxies in favor of the election of the New Nominee at the 2015 Annual Meeting and otherwise support the New Nominee for election in a manner no less rigorous and favorable than the manner in which the Company supports its other nominees. The Stockholder Group acknowledges that as a condition to the appointment and nomination of the New Nominee, such New Nominee shall (i) have completed and executed the Company’s Director Questionnaire, the Company’s  board nominee representation letter and such other materials as customarily requested of director candidates (each as provided to the Stockholder Group prior to the date hereof) and (ii) have agreed to provide the information that is required to be or is customarily disclosed for candidates for directors and directors in a proxy statement and similar documents under the securities laws applicable to the Company and/or the rules and regulations of the stock exchange(s) on which the Company’s Shares are listed and such other customary information as reasonably requested by the Company of other director candidates and directors, and to comply with all policies, codes of conduct, confidentiality obligations (including agreeing to preserve the confidentiality of Company business and information, including discussions of matters considered in meetings of the Board or Board committees or otherwise among directors and/or management), securities trading policies, director qualification requirements and codes of ethics generally applicable to all of the Company’s non-management directors (each as provided to the Stockholder Group prior to the date hereof). Each of the Stockholders also agrees to provide upon request such information about itself and its Affiliates and Associates as is required to be or is customarily disclosed in a proxy statement and similar documents under the securities laws applicable to the Company and/or the rules and regulations of the stock exchange(s) on which the Company’s Shares are listed and such other customary information as reasonably requested by the Company for purposes of satisfying any legal disclosure requirements.

The New Nominee shall be compensated for his service as a director and shall be reimbursed for his expenses on the same basis as all other non-employee directors of the Company, and shall be entitled to the same rights of indemnification and directors’ and officers’ liability insurance coverage as the other non-employee directors of the Company, all as such rights may exist from time to time.

(b) The New Nominee shall be invited to be a member of the Board’s newly established Capital Committee referenced in the Company’s March 13, 2015, press release regarding its new capital plans. The Capital Committee, which is comprised of Christopher V. Dodds, T. Kelley Millet and Kevin J. P. O’Hara, will not be expanded beyond four directors. In accordance with the Company’s current practice, the New Nominee shall be invited to attend meetings of all other Board Committees as a non-voting observer during the first year of his board tenure.

(c) In addition to the New Nominee, the Board will commence a search process, promptly following the Company’s June 2015 annual meeting of stockholders, to add an additional director who qualifies as an independent director under Section 303A of the New York Stock Exchange’s Listed Company Manual not later than the date which is 30 days prior to the last day on which notice of a stockholder’s intent to make director nominations at or bring other business before the Company’s annual meeting of stockholders in 2016 must be submitted pursuant to the Company’s bylaws (the “Additional Independent Director”). The Additional Independent Director may be an additional director or a replacement for any retiring or resigning director, as determined by the Board. In connection with the foregoing, the Board hereby confirms that it will confer with the Stockholder Group and consider in good faith any input (including recommendations) by the Stockholder Group; provided that, for the avoidance of doubt, the selection of the Additional Independent Director shall be in the Board’s sole discretion.

4. Standstill; Voting; Other Matters.

(a) During the Standstill Period (as such term is hereinafter defined), each of the Stockholders agrees that neither it nor any of its Affiliates or Associates, will in any manner, directly or indirectly, absent prior express invitation or authorization by the Board pursuant to a resolution of the Board:

(i) effect or seek (including entering into any discussions, negotiations, agreements or understandings with any third person), offer or propose (whether publicly or otherwise) to effect, or cause or participate in, or in any way assist, facilitate, finance or encourage any other person to effect or seek, offer or propose (whether publicly or otherwise) to effect or participate in: (1) any acquisition of any securities (or beneficial ownership thereof), rights or options to acquire any securities (or beneficial ownership thereof) or any Derivative Instruments, or any assets or businesses, or any indebtedness or claims against any of the Company or any of its subsidiaries; provided that the Stockholders, together with their Affiliates and Associates, may acquire beneficial ownership of Shares if upon such acquisition the aggregate beneficial ownership of Shares by both Stockholders and their respective Affiliates and Associates would not at any time be in excess of 10% of the number of Shares that are then outstanding (as adjusted for any stock dividends, combinations, splits or recapitalizations); (2) any share repurchase, dividend, self-tender or other change in capitalization, change in management or material change in the business, tender offer or exchange offer, merger, amalgamation, acquisition, share exchange or business combination involving the Company or any of its subsidiaries, or any recapitalization, reorganization, restructuring, liquidation, disposition, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries or joint ventures or any portion of its or their businesses or assets (other than participating in any such event referred to in clause (2) on the same basis as the other shareholders);

(ii) seek to call, request the call of, or call or make application to a court or other person to call, order, requisition or administer, a special or other meeting of the shareholders of the Company, seek to make or make, present, conduct, participate or engage in any shareholder proposals of any kind or other type of referendum (binding or non-binding), including nominations for, elections of or removal of directors, for consideration at any annual or special meeting of shareholders, through action by written consent or otherwise, or seek to make or make, engage in or participate in any solicitation of proxies or consents or other authority to vote any securities of the Company with respect to nominations for, elections of or removal of directors or any other proposal or business (binding or non-binding) to be considered by the Company’s shareholders, whether at an annual or special meeting of shareholders, regarding the call of a special meeting of shareholders or through action by written consent or otherwise;

(iii) encourage, advise or influence any other person or assist any person in so encouraging, assisting or influencing any person with respect to the giving or withholding of any proxy, consent or other authority to vote or in conducting any type of referendum (other than such encouragement, advice or influence that is consistent with the Board or Company management’s recommendation in connection with such matter);

(iv) form or join in a partnership, limited partnership, syndicate or other group, including a group as defined under Section 13(d) of the Exchange Act or other applicable law, with respect to the Shares (for the avoidance of doubt, excluding any group comprised solely of the Stockholder Group and the Affiliates and Associates of either Stockholder), or otherwise support or participate in any effort by any person, with respect to the matters set forth in this Section 5, or deposit any Shares in a voting trust or subject any Shares to any voting agreement or other arrangement of similar effect or grant any proxy, consent or other authority to vote with respect to any matters (other than to the named proxies included in the Company’s proxy card for any annual or special meeting of shareholders or action by written consent) with respect to the Shares now or hereafter owned by the Stockholder Group or pursuant to this Agreement (excluding customary brokerage accounts, margin accounts, prime brokerage accounts and the like);

(v) otherwise act, alone or in concert with others, to seek to control or influence the management, the Board or policies of the Company (provided that the foregoing shall not be deemed to restrict the Stockholder Group from having private discussions with management or the Board if such communications are not publicly disclosed and would not result in public disclosure by the Stockholder Group, or its Affiliates or Associates, or require public disclosure by the Company), or, except as provided by Section 3(c) hereof with respect to the search for the Additional Independent Director, initiate or take any action to obtain representation on the Board or alter the composition of the Board or management;

(vi) other than in Rule 144-compliant open market broker sale transactions where the identity of the purchaser is not known and in underwritten public offerings with widely-dispersed distribution, sell, offer or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, the securities of the Company or any rights decoupled from the underlying securities held by the Stockholder Group or any of the Affiliates or Associates of either Stockholder to any person or entity not a party to this Agreement (a “Third Party”) that to the Stockholder Group or the knowledge of the Affiliates or Associates of either Stockholder (after due inquiry in connection with a private, non-open market transaction, it being understood that such knowledge shall be deemed to exist with respect to any publicly available information, including information in documents filed with the SEC) would result in such Third Party, together with its Affiliates and Associates, owning, controlling or otherwise having any beneficial or other ownership interest in the aggregate of 5% or more of the Shares outstanding at such time or would increase the beneficial or other ownership interest of any Third Party who, together with its Affiliates and Associates, has a beneficial or other ownership interest in the aggregate of 5% or more of the Shares outstanding at such time, except in a transaction approved by the Board;

(vii) make any request or demand or seek inspection, investigation or examination of any list or register of the Company’s shareholders or debtholders of any class or series, any other stocklist materials or of any other books or records of the Company or its Affiliates or make application or demand to a court or other person for an inspection, investigation or examination of the Company or its Affiliates or invoke any “oppression” or other remedy pursuant to any provision of applicable law, statute, the Company’s organizational documents or otherwise;

(viii) institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions) other than to enforce the provisions of this Agreement against the Company;

(ix) disclose that the Stockholder Group or the Affiliates or Associates of either Stockholder voted contrary to the recommendation of the Board on any matter other than as permitted by Section 4(b) hereof;

(x) make, or cause to be made, or in any way encourage any other person to make or cause to be made, any statement, announcement or disclosure negatively commenting upon the Company or any of its Affiliates, including as to corporate strategy or policies, structure, business, corporate activities, management, the Board or individual members of management or the Board, including any former member of management or the Board (including through any press release or other publicly available format, the filing or furnishing of any document or report with any regulatory or governmental agency or stock exchange, any Internet posting, or any public or private disclosure to any journalist or member of the media (including in a television, radio, newspaper, online, magazine or other interview, regardless of format), shareholder, securities analyst or other person); provided, that the Stockholder Group shall not be deemed in breach of this clause (a)(x) by virtue of an unpremeditated, private, informal remark that is not part of any coordinated communication or campaign and is not intended or designed to circumvent, directly or indirectly, the restrictions contemplated by this Agreement (without giving effect to this proviso). The limitations set forth in this Section 4(a)(x) shall not prevent the Stockholder Group or any of its Affiliates or Associates from responding, after giving prior written notice to the Company a reasonable time in advance of any such response, to any statement made by the Company or any of its Affiliates or Associates of the nature described in Section 4(c) of this Agreement if such statement was made in breach of this Agreement;

(xi) take any action which would, or would reasonably be expected to, result in the Company being required to make a public announcement;

(xii) request any permission, waiver or amendment of any provision of this Agreement, disclose any intent, purpose, plan or proposal to obtain any such permission, waiver or amendment under this Agreement or bring any action or otherwise act to contest the validity of this Agreement or seek a release from the restrictions or obligations contained in this Agreement in each case in a manner that would result in public disclosure by the Stockholder Group, or the Affiliates or Associates of either Stockholder, or require public disclosure by the Company; or

(xiii) enter into any discussions or arrangements with any person with respect to any of the foregoing or disclose publicly or privately in any manner any intention, plan or arrangement that is inconsistent with the foregoing.

For the avoidance of doubt, each Stockholder shall cause its respective Affiliates and Associates to comply with the obligations under this Agreement and shall be liable for any failure to so comply by any of its respective Affiliates and Associates.

(b) During the Standstill Period, each Stockholder shall cause all Shares beneficially owned, directly or indirectly, by it, or by any of its Affiliates or Associates (including all Shares beneficially owned as of the record dates for any annual or special meeting of shareholders or other action by shareholders, including through written consent) over which it exercises or has voting authority, to be present for quorum purposes and to be voted, at such meetings or other method for shareholder action or at any adjournments or postponements thereof, in favor of any and all directors nominated by the Board for election at such meetings and in accordance with the recommendation of the Board on any and all other proposals or other business that may come before any such shareholder meetings, whether or not proposed by the Company and whether or not binding, other than (w) approval of a shareholder rights plan, (x) amendments to the Company’s articles of incorporation or bylaws that diminish shareholder rights relative to the rights shareholders have with respect to the Company as of the date hereof (y) approval of sale or merger of the Company or (z) approval of any proposed stock issuances by the Company.

(c) During the Standstill Period, neither the Company nor any of its Affiliates or Associates shall in any manner, directly or indirectly, make, or cause to be made, or in any way encourage any other person to make or cause to be made, any statement, announcement or disclosure negatively commenting upon the Stockholder Group or any of the Stockholder Group’s Affiliates or any of the Stockholder Group’s current or former partners, members or officers (including through any press release or other publicly available format, the filing or furnishing of any document or report with any regulatory or governmental agency or stock exchange, any Internet posting, or any public or private disclosure to any journalist or member of the media (including in a television, radio, newspaper, online, magazine or other interview, regardless of format), shareholder, securities analyst or other person); provided, that the Company shall not be deemed in breach of this Section 4(c) by virtue of an unpremeditated, private, informal remark that is not part of any coordinated communication or campaign and is not intended or designed to circumvent, directly or indirectly, the restrictions contemplated by this Section 4(c).

The limitations set forth in this Section 4(c) shall not prevent the Company or any of its Affiliates or Associates, from responding, after giving prior written notice to the Stockholder Group a reasonable time in advance of any such response, to any statement made by the Stockholder Group or any of its Affiliates or Associates of the nature described in Section 4(a)(ix) or (x) of this Agreement if such statement was made in breach of this Agreement.

(d) Effective upon execution of this Agreement, the Stockholder Group hereby irrevocably withdraws its Notice of Intent to Nominate for Election as Directors at the 2015 Annual Meeting of the Stockholders of Investment Technology Group, Inc., dated March 12, 2015.

5. Public Announcement and SEC Filing.

(a) The Stockholder Group and the Company shall announce this Agreement by means of a joint press release in the form attached hereto as Exhibit B (the “Press Release”) to be issued before 9:00 a.m., New York City time, on April 9, 2015. Any public statement or comment by the Company or the Stockholder Group regarding this Agreement or the matters addressed herein shall be consistent with the Press Release.

(b) The Stockholder Group shall promptly prepare and file an amendment (the “13D Amendment”) to its Schedule 13D with respect to the Company filed with the SEC on March 3, 2015 (as amended) reporting the entry into this Agreement and amending applicable items to conform to its obligations hereunder. The 13D Amendment shall be consistent with the Press Release and the terms of this Agreement. The Stockholder Group shall provide the Company with reasonable opportunity to review and comment upon the 13D Amendment prior to filing, and shall consider in good faith any changes proposed by the Company.

6. Definitions. For purposes of this Agreement:

(a) the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); provided, that any references to “Associate” herein shall be deemed to be preceded by the word “controlled”.

(b) the terms “beneficial owner” and “beneficially own” shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act except that a person shall also be deemed to be the beneficial owner of all Shares which such person has the right to acquire (whether such right is exercisable immediately or only after the passage of time) pursuant to the exercise of any rights in connection with any securities or any agreement, arrangement or understanding (whether or not in writing), regardless of when such rights may be exercised and whether they are conditional, and all Shares which such person or any of such person’s Affiliates or Associates has or shares the right to vote or dispose.

(c) the term “Derivative Instrument” shall mean, with respect to any person, any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of capital stock of the Company or with a value derived in whole or in part from the price, value or volatility of any class or series of shares of the Company or any capital stock of the Company, any “call equivalent position” or “put equivalent position” (as such terms are defined in Rule 16a-1(b) under the Exchange Act) that is, directly or indirectly, held or maintained by such person with respect to any shares of any class or series of capital stock of the Company (including any security or instrument that would not otherwise constitute a derivative security for purposes of such definitions as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination) or any other derivative or synthetic arrangement having characteristics of a long position in, or a short position with respect to, any class or series of shares of capital stock of the Company, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Company, or otherwise directly or indirectly owned beneficially by such shareholder person, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Company.

(d) the term “including” shall mean “including, without limitation,” in all instances.

(e) the term “Net Long Position” shall mean such Shares beneficially owned, directly or indirectly, that constitute such person’s net long position as defined in Rule 14e-4 under the Exchange Act mutatis mutandis, provided that “Net Long Position” shall not include any shares as to which such person does not have the right to vote or direct the vote or as to which such person has entered into a derivative or other agreement, arrangement or understanding that hedges or transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of such shares;

(f) the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

(g) the term “Standstill Period” shall mean the period from the date of this Agreement until the earlier of (i) date which is 30 days prior to the last day on which notice of a stockholder’s intent to make director nominations at or bring other business before the Company’s annual meeting of stockholders in 2016 must be submitted pursuant to the Company’s bylaws and (ii) such date, if any, of a breach by the Company in any material respects of its obligations under this Agreement if such breach has not been cured within 30 days following written notice of such breach from the Stockholders.

7. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if (a) given by telecopy and email, when such telecopy is transmitted to the telecopy number set forth below and sent to the email address set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this Section:

if to the Company:	Investment Technology Group, Inc. Attention: P. Mats Goebels, General Counsel Facsimile: (212) 444-6494 Email: Mats.Goebels@itg.com

with a copy to:	Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Attention: Nicholas G. Demmo Sabastian V. Niles Facsimile: (212) 403-2000 Email: NGDemmo@wlrk.com SVNiles@wlrk.com if to the Stockholders:

Philadelphia Financial Management of San Francisco, LLC
450 Sansome Street, Suite 1500
San Francisco, California 94111
Attention: Rachael Clarke
Facsimile: (415) 352-4473
Email: Rachael@phillyfin.com

Voce Capital Management LLC
600 Montgomery Street,, Suite 210
San Francisco, California 94111
Attention: Justus Leachman
Facsimile: (415) 489-2610
Email: jleachman@vocecapital.com

with a copy to:	Schulte Roth & Zabel 919 Third Avenue New York, NY 10022 Attention: Marc Weingarten Facsimile: (212) 593-5955 Email: marc.weingarten@srz.com

8. Specific Performance; Remedies; Other Matters.

(a) The parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. FURTHERMORE, EACH OF THE PARTIES HERETO AGREES TO WAIVE ANY BONDING REQUIREMENT UNDER ANY APPLICABLE LAW, IN THE CASE ANY OTHER PARTY SEEKS TO ENFORCE THE TERMS BY WAY OF EQUITABLE RELIEF. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

(b) Notwithstanding any other Section in this Agreement and without limiting any other remedies the Company may have in law or equity, if at any time after the date hereof, (i) the Stockholder Group, together with its Affiliates and Associates, ceases collectively to beneficially own, an aggregate Net Long Position of at least 2% of the outstanding Shares (as publicly announced by the Company from time to time and as adjusted for any stock dividends, combinations, splits, and recapitalizations ) (the “Minimum Threshold”) as of such date, or (ii) any Stockholder breaches in any material respects its obligations under this Agreement and such breach has not been cured within 30 days following written notice of such breach from the Company, then in either case the Company’s obligations set forth in the last sentence of Section 3(c) shall terminate (and, with respect to any

Stockholder, such obligations shall cease to apply with respect to such Stockholder if it ceases to be the beneficial owner of any Shares). The Stockholder Group shall promptly inform the Company if its Net Long Position is not at least equal to 2% of the outstanding Shares (or if any Stockholder ceases to be the beneficial owner of Shares) and will, upon reasonable request by the Company in connection with the Company’s discharge of its obligations set forth in the last sentence of Section 3(c), confirm in writing that its then current Net Long Position is at least equal to 2% of the outstanding Shares.

(c) Within two business days of the date of the provision to the Company of documentation regarding its expenses, the Company shall reimburse the Shareholder Group for the documented out-of-pocket expenses (up to a maximum of $100,000) incurred by the Shareholder Group in connection with its director nominations, the 2015 Annual Meeting, the negotiation and execution of this Agreement and all related activities and matters. Except as provided in the preceding sentence, all costs or expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

9. Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

10. Counterparts. This Agreement may be executed in two (2) or more counterparts which together shall constitute a single agreement.

11. No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other persons.

12. No Waiver. No failure or delay by either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial waiver thereof preclude any other or further exercise thereof or the exercise of any other right or remedy hereunder.

13. Assignment. This Agreement and the rights and obligations hereunder shall be binding on and inure to the benefit of successors of the parties hereto. This Agreement and the rights and obligations herein may not be assigned or otherwise transferred, in whole or in part, by the Stockholder Group without the express written consent of the Company.

14. Entire Understanding. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the parties hereto.

15. Interpretation and Construction. Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement, and that it has executed the same with the advice of said counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regard to events of drafting or preparation.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the parties as of the date hereof.

INVESTMENT TECHNOLOGY GROUP, INC.		PHILADELPHIA FINANCIAL MANAGEMENT OF SAN FRANCISCO, LLC

By:	/s/ Robert C. Gasser	By:	/s/ Rachael Clarke
	Name: Robert C. Gasser		Name: Rachael Clarke
	Title: Chief Executive Officer and President		Title: Chief Compliance Officer

VOCE CAPITAL MANAGEMENT LLC

		By:	VOCE CAPITAL LLC, its Managing Member

		By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

		By:	/s/ Justin Hughes
Justin Hughes

[Signature Page to the Agreement]

EXHIBIT A

Ownership Schedule

Philadelphia Financial Management of San Francisco, LLC, together with its Affiliates and Associates, is the beneficial owner of 1,602,513 Shares.

Justin Hughes is the beneficial owner of 43,377 Shares.

Voce Capital Management LLC, together with its Affiliates and Associates, is the beneficial owner of 548,655 Shares, including call options on an aggregate of 4,400 Shares with a strike price of $20.00 and an expiration date of July 17, 2015.

EXHIBIT B

Form of Press Release

ITG Enters into Cooperation Agreement with Philadelphia Financial and Voce Capital and Adds Independent Director

NEW YORK, April 9, 2015 – ITG (NYSE: ITG, or the "Company"), an independent execution broker and research provider, today announced that it has reached an agreement with shareholders Philadelphia Financial Management of San Francisco and Voce Capital Management LLC and added a new independent member to its Board of Directors, Jarrett Lilien, former president and chief operating officer of E*TRADE Financial. ITG has further agreed to conduct a search for a second additional independent board member, with input from Philadelphia Financial and Voce Capital.

“Over the last several months, we have had productive discussions with a number of our shareholders, including Philadelphia Financial and Voce Capital, and we appreciate the input we have received,” said Bob Gasser, ITG’s Chief Executive Officer and President. "As a result of those discussions, we have reached an agreement with Philadelphia Financial and Voce Capital that is consistent with ITG’s vision and is beneficial for all holders.”

Maureen O’Hara, Chairman of the ITG Board of Directors, added that “our board is committed to an open dialogue with our shareholders, and is aligned with our long-term shareholders’ interests.” Justin Hughes, Founding Partner at Philadelphia Financial, noted that “today’s Board changes, along with ITG’s previously announced enhancements to its capital allocation policies, are positive steps forward for ITG and its shareholders.” J. Daniel Plants, Founder and Chief Investment Officer of Voce Capital, added, “we appreciate the open and constructive dialogue we have had with ITG’s Board of Directors which has led to this successful outcome.”

Mr. Lilien will join the Board of Directors’ newly formed Capital Committee, which will review the Company’s allocation and use of capital in and among its various businesses and geographies and make recommendations to the full Board regarding further capital optimization strategies. “We are excited to have Jarrett join our company,” said Ms. O’Hara. “He is well known and respected throughout the industry and his skills and expertise will provide valuable additional insights to our Board.”

Philadelphia Capital and Voce Capital have committed to support all of the Board’s nominees at ITG’s 2015 annual meeting of shareholders.

About Jarrett Lilien

Mr. Lilien is currently the Managing Partner of Bendigo Partners, LLC, a venture capital investment firm which he founded in 2008 and also serves on the board of directors of WisdomTree Investments, Inc. and Tradier, Inc. From 2003 to 2008, Mr. Lilien served as the President and Chief Operating Officer of E*TRADE Financial Corporation. Previously, Mr. Lilien was President and Chief Brokerage Officer at E*TRADE Securities, Inc. Prior to joining E*TRADE, Mr. Lilien spent 10 years as Chief Executive Officer at TIR (Holdings) Limited, a global institutional broker, which E*TRADE acquired in 1999.

About ITG

ITG is an independent execution broker and research provider that partners with global portfolio managers and traders to provide unique data-driven insights throughout the investment process. From investment decision through settlement, ITG helps clients understand market trends, improve performance, mitigate risk and navigate increasingly complex markets. ITG is headquartered in New York with offices in North America, Europe, and Asia Pacific. For more information, please visit www.itg.com.

In addition to historical information, this press release may contain “forward-looking” statements that reflect management’s expectations for the future. A variety of important factors could cause results to differ materially from such statements. Certain of these factors are noted throughout ITG’s 2014 Annual Report on Form 10-K, and its Form 10-Qs (as amended, if applicable) and include, but are not limited to, general economic, business, credit and financial market conditions, both internationally and nationally, financial market volatility, fluctuations in market trading volumes, effects of inflation, adverse changes or volatility in interest rates, fluctuations in foreign exchange rates, evolving industry regulations and regulatory scrutiny, changes in tax policy or accounting rules, the actions of both current and potential new competitors, the volatility of our stock price, changes in commission pricing, rapid changes in technology, errors or malfunctions in our systems or technology, cash flows into or redemptions from equity mutual funds, ability to meet liquidity requirements related to the clearing of our customers’ trades, customer trading patterns, the success of our products and service offerings, our ability to continue to innovate and meet the demands of our customers for new or enhanced products, our ability to successfully integrate acquired companies and our ability to attract and retain talented employees. The forward-looking statements included herein represent ITG’s views as of the date of this release. ITG undertakes no obligation to revise or update publicly any forward-looking statement for any reason unless required by law.

ITG Media/Investor Contact:

J.T. Farley

1-212-444-6259

corpcomm@itg.com

About Philadelphia Financial Management

Philadelphia Financial Management of San Francisco is a hedge fund that primarily invests in the financial services industry globally. Founded in 2004, its owner/operator founding partners have a bottom up fundamental investment approach.

About Voce Capital Management LLC

Voce Capital Management LLC (“Voce”) is an employee-owned investment manager and the advisor to Voce Catalyst Partners LP, a private investment partnership. Voce employs a value-driven, governance-focused investment strategy and is based in San Francisco, California.

Important Additional Information

ITG intends to file a proxy statement with the SEC in connection with the solicitation of proxies for ITG’s 2015 Annual Meeting of Shareholders (the “2015 Proxy Statement”). ITG, its directors and certain of its executive officers will be participants in the solicitation of proxies from shareholders in respect of the 2015 Annual Meeting. Information regarding the names of ITG’s directors and executive officers and their respective interests in ITG by security holdings or otherwise is set forth in ITG’s proxy statement for the 2014 Annual Meeting of Shareholders, filed with the SEC on April 23, 2014, and the Current Reports filed, or to be filed, on Form 8-K with the SEC on August 11, 2014, and April 9, 2015. To the extent holdings of such participants in ITG’s securities have changed since the amounts described in the 2014 proxy statement, such changes have been reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. Details concerning the nominees of ITG’s Board of Directors for election at the 2015 Annual Meeting will be included in the 2015 Proxy Statement. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SHAREHOLDERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH OR FURNISHED TO THE SEC, INCLUDING THE COMPANY'S DEFINITIVE PROXY STATEMENT AND ANY SUPPLEMENTS THERETO BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a copy of the definitive proxy statement and any other documents filed by ITG free of charge from the SEC's website, http://www.sec.gov. ITG’s shareholders will also be able to obtain, without charge, a copy of the definitive Proxy Statement and any other relevant filed documents by directing a request by mail to Investment Technology Group, Inc., One Liberty Plaza, 165 Broadway, 5th Floor, New York, New York 10006, Attn: Investor Relations or from the investor relations section of ITG’s website, investor.itg.com.